August 3, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 4720

Washington, D.C. 20549

Re:	Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Quarter Ended March 31, 2009
File No. 001-32141

Dear Mr. Rosenberg:

This is to inform you that Assured Guaranty Ltd. is in receipt of your comment letter of July 22, 2009. It is our intention to respond to your comments on or before August 13, 2009.

You may contact Rob Bailenson, Chief Accounting Officer, at (212) 261-5511, Bill Findlay, Director of Accounting Policy, at (212) 261-5508, or me, at (212) 408-6066, if you have any questions.

Sincerely,

/s/Robert B. Mills
Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Joel Parker, Accounting Branch Chief, Division of Corporate Finance
Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.
Bill Findlay, Director of Accounting Policy, Assured Guaranty Ltd.